Exhibit 12.1

SUPPLEMENTAL CALCULATION OF RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The Interpublic Group of Companies, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings (loss)
Income (loss) from continuing operations before provision for income taxes	$(5.0)	$(186.6)	$(267.0)	$(372.8)	$115.8

Fixed charges (1)
Interest expense and other charges	$218.7	$181.9	$172.0	$206.6	$158.3
Interest factor of net operating rents (2)	$185.1	$183.9	$190.0	$192.7	$183.8

Total fixed charges	$403.8	$365.8	$362.0	$399.3	$342.1

Earnings (loss) plus fixed charges	$398.8	$179.2	$95.0	$26.5	$457.9

Preferred stock dividends (3)
Preferred stock dividend requirements	$47.6	$26.3	$19.8	$—	$—

Total fixed charges and preferred stock dividends	$451.4	$392.1	$381.8	$399.3	$342.1

Ratio of earnings to combined fixed charges and preferred stock dividends (4)	N/A	N/A	N/A	N/A	1.3

(1)	Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs and the portion of net rental expense deemed representative of the interest component (one-third).

(2)	We have calculated the interest factor of net operating rents as one third of our operating rents, as this represents a reasonable approximation of the interest factor.

(3)	Preferred stock dividends consist of dividend payments to the holders of our preferred stock. The preferred stock dividend requirements are included in the denominator of the ratio calculation of total fixed charges and preferred stock dividends but excluded from the numerator of the ratio calculation because such amounts were not deducted in arriving at our income (loss) from continuing operations before provision for income taxes. Due to our losses from continuing operations before provision for income taxes for the years ended December 31, 2006, 2005 and 2004, respectively, we are presenting our preferred stock dividends at the stated amount.

(4)	We had a less than 1:1 ratio of earnings to combined fixed charges and preferred stock dividends due to our losses in the years ended December 31, 2006, 2005, 2004 and 2003. To provide a 1:1 coverage ratio for the deficient periods, results as reported would have required additional earnings of $52.6, $212.9, $286.8 and $372.8 in 2006, 2005, 2004 and 2003, respectively.